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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                                      --------------------------
                                                           SEC FILE NUMBER
                                                              000-22581
                                                      --------------------------

                                   FORM 12b-25        --------------------------
                                                            CUSIP NUMBER
                          NOTIFICATION OF LATE FILING         854923109
                                                      --------------------------

(CHECK ONE):  /X/Form 10-K  / /Form 20-F  / /Form 11-K   / /Form 10-Q
              / /Form N-SAR

                For Period Ended: DECEMBER 31, 1999
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended: _______________________________

--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 N/A
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

 STAR TELECOMMUNICATIONS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

 N/A
--------------------------------------------------------------------------------
Former Name if Applicable


 223 EAST DE LA GUERRA STREET
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

 SANTA BARBARA, CALIFORNIA  93101
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12c-25(c) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this
    |          form could not be eliminated without unreasonable effort or
    |          expense;
    |
    |     (b)  The subject annual report, semi-annual report, transition report
/X/ |          on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
    |          will be filed on or before the fifteenth calendar day following
    |          the prescribed due date; or the subject quarterly report of
    |          transition report on Form 10-Q, or portion thereof will be filed
    |          on or before the fifth calendar day following the prescribed due
    |          date; and
    |
    |      (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is presently involved in a pending merger and is in the process of negotiating a transaction whereby the registrant will sell material assets of the company. As a result of the demands on the time of the registrant's management and accounting staff associated with the merger and the asset sale, the registrant has been unable to complete its Form 10-K for the year ended

December 31, 1999. Accordingly, the registrant is unable to file its Form 10-K for the year ended December 31, 1999 by the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     MARY A. CASEY                (805)                      899-1962
     -----------------------   -----------              ------------------
            (Name)             (Area Code)              (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter                      /X/ Yes / / No
     period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or                            /X/ Yes / / No
     portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Please see EXHIBIT A attached hereto.

--------------------------------------------------------------------------------

                          STAR TELECOMMUNICATIONS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      MARCH 29, 2000                     By  /s/ MARY A. CASEY
     ------------------------------            ---------------------------------
                                                        Mary A. Casey
                                                        President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                    EXHIBIT A

We anticipate that the loss from operations for the year ended December 31, 1999 will be approximately $69.6 million compared to income from operations for the year ended December 31, 1998 of approximately $10.8 million. Additionally, we anticipate that the net loss for the year ended December 31, 1999 will be approximately $63.8 million or loss per share of $1.12 compared to net income of approximately $1.6 million or income per share of $0.04 for the year ended December 31, 1998.

Our loss from operations is primarily attributable to a decrease in operating margin in the twelve months ended December 31, 1999 due primarily to rate compression in the wholesale market, goodwill amortization, an accrued rate dispute related to European operations in the second quarter of 1999, and additional bad debt reserves in the second quarter of 1999, as well as increased payroll, commission and operating expenses attributable to our expansion of our commercial programs, the completion of two significant acquisitions in 1999 and approximately $1.9 million in merger expense. The decrease in operating margin was partially offset by profit realizations of $9.5 million from broad band sales in the third and fourth quarters of 1999.


                                       3